BRF S.A.
Publicly Held Company
CNPJ/ME No. 01.838.723/0001-27
NIRE 42.300.034.240
CVM 1629-2

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS' MEETING HELD ON JUNE 30, 2022

1. Date, Time and Place: Meeting held on June 30, 2022, at 2p.m., in the City of São Paulo, State of São Paulo, at the office of BRF S.A. ("Company") located at Avenida Dra. Ruth Cardoso, 8501, 1st Floor, Pinheiros, Zip Code 05425-000.

2. Summons and Presence: Summons duly held pursuant to Article 21 of the Company's Bylaws, with the presence of the totality of members of the Board of Directors: Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Augusto Marques da Cruz Filho, Mr. Aldo Luiz Mendes, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva, Mr. Eduardo Augusto Rocha Pocetti, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mrs. Flavia Maria Bittencourt and Mrs. Deborah Stern Vieitas.

3. Presiding Board: Chairman: Marcos Antonio Molina dos Santos; Secretary: Bruno Machado Ferla.

4. Agenda: Resolve on the following matters: **(i)** issuance by the Company of the fourth (4th) issuance of simple, non-convertible into shares, unsecured debentures, in two (2) series ("Debentures" and "Issuance", respectively), which will be privately placed with **VERT Companhia Securitizadora**, joint-stock company with its headquarters in the City of São Paulo, State of São Paulo, at Rua Cardeal Arcoverde, 2365, 7th Floor, Zip Code 05.407-003, enrolled with the CNPJ/ME under No. 25.005.683/0001-09 ("VERT" or "Debenture Holder"), to be linked to the issuance of agribusiness receivables certificates of the 1st ("CRA DI") and the 2nd ("CRA IPCA" and, together with the CRA DI, "CRA") series of the 78th issuance by VERT, backed on the agribusiness credit rights arising from the Debentures, in accordance with the "*Termo de Securitização de Direitos Creditórios do Agronegócio para Emissão de Certificados de Recebíveis do Agronegócio, em Duas Séries, da 78ª (Septuagésima Oitava) Emissão da VERT Companhia Securitizadora Lastreados em Direitos Creditórios do Agronegócio Devidos pela BRF S.A.*" ("Securitization Deed"), which will be issued for public offering, with restricted placement efforts, in accordance with Brazilian Provisional Measure No. 1.103, dated as March 15, 2022, Brazilian Law No. 11.076, dated as December 30, 2004, as amended, and with the Brazilian Securities Commission (*Comissão de Valores Mobiliários*) ("CVM") Rule No. 60, dated as December 23, 2021, as amended ("CVM Rule No. 60"), CVM Rule No. 476, dated as of January 16, 2009, as amended, ("CVM Rule No. 476" and "Restricted Offering", respectively); and **(ii)** authorize the Company's officers (or its duly appointed attorneys-in-fact), to carry out any and all acts deemed necessary

and/or convenient to perform all described in item (i) above, including, but not limited to, the execution of the Indenture (as described below), the placement agreement of the CRA (*Contrato de Coordenação, Colocação e Distribuição Pública de Certificados de Recebíveis do Agronegócio, sob o Regime de Garantia Firme de Colocação em Duas Séries da 78ª (septuagésima oitava) Emissão da VERT Companhia Securitizadora Lastreados em Debêntures emitidas pela BRF S.A.*) (including any amendments thereto), the Subscription Form of the Debentures and all other necessary documents to the Issuance and to the Restricted Offering, hiring and remuneration of all of the services providers inherent to the Issuance and the Restricted Offering; and **(iii)** authorize and ratify any and all acts already performed by the Company´s legal representatives, Company's officers, directly or indirectly, and/or by its attorneys-in-fact, in connection with the Issuance and the Restricted Offering related to items (i) and (ii) above and any and all acts and documents that are necessary or convenient to the implementation of the above resolutions, including the relevant ancillary and necessary instruments for the issuance of the Debentures and of the CRA, as well as any applicable amendments thereto.

5. **Resolutions**: The members of the Board of Directors approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matters was discussed and the following resolutions were taken:

(i) approval and authorization, in accordance with Article 59 of Brazilian Law No. 6.404, dated as December 15, 1976, as amended ("Brazilian Corporate Law"), of the Issuance in favor of VERT, as well as its linking to the CRA issuance, by means of the execution of the debentures deed (*Instrumento Particular de Escritura da 4ª (Quarta) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em 2 (Duas) Séries, Para Colocação Privada, da BRF S.A.*) ("Indenture"), under the following terms and conditions:

(a) **Issuance Number**: The Issuance represents the fourth (4th) issuance of debentures of the Company;

(b) **Issuance Date**: For all legal purposes, the Debentures will be issued on July 13, 2022 ("Issuance Date");

(c) **Total Amount of the Issuance**: The total amount of the Issuance will be R$1,700,000,000.00 (one billion and seven hundred million *reais*), on the Issuance Date (as defined below);

(d) **Nominal Value**: Each Debenture will have a unit par value of R$1,000.00 (one thousand *reais*) on the Issuance Date ("Nominal Value"). The Nominal Value may be increased or decreased, by

mutual agreement between VERT and the Company, using eight decimal places, without rounding, and if applicable, the increase or decrease will be the same for all Debentures;

(e) **Number of Series**: The Issuance will be performed in two (2) series, which are the Debentures of the first series ("DI Debentures") and the Debentures of the second series ("IPCA Debentures");

(f) **Number of Debentures**: The Company will issue 1,700,000 Debentures, which will be allocated, subject to the Minimum DI Volume (as defined below), in the respective series according to demand to be determined in the Bookbuilding Procedure (as defined below), subject to the terms to be provided for in the Indenture. The Debentures will be allocated among the series according to the result of the Bookbuilding Procedure (as defined below) to be carried out within the scope of the Restricted Offering and in the Company's allocation of interest, subject to the following conditions: (i) the DI Debentures must necessarily be issued, in a minimum volume of 450,000 (four hundred and fifty thousand) DI Debentures, equivalent to the minimum financial volume of R$ 450,000,000.00 (four hundred and fifty million reais) ("Minimum DI Volume"); (ii) there will be no minimum number of IPCA Debentures; (iii) there will be no maximum number of Debentures for allocation among the series; and (iv) the IPCA Debentures may not be issued, in which case the IPCA Debentures will be subject to cancellation. The Issue will be intended for the formation of the agribusiness credit rights that will constitute the backing for the Restricted Offering. Additionally, within the scope of the Restricted Offering, the procedure for collecting investment intentions of potential investors in the CRAs will be adopted to define the amount of CRAs to be placed in each of the two series and the remuneration of the IPCA CRAs ("Bookbuilding Procedure"). In this sense, the result of the CRA Bookbuilding Procedure will directly influence the number of Debentures to be issued and their allocation in each of its series, in which case the Issuance Indenture will be amended, without the need for a general meeting of debenture holders or corporate approval by the Company, to formalize the number of Debentures allocated in each of the series. The Bookbuilding Procedure of the CRA will be performed in the system of communicating vessels, observed the Minimum

Volume DI, through which the amount of Debentures to be issued in each of the series will be decreased from the total amount of Debentures to be indicated in the Indenture, delimiting, therefore, the amount of Debentures to be allocated in each series;

(g) **Term and Maturity Date:** Subject to the acceleration and/or early redemption provisions, as set forth in the Indenture, the (1) DI Debentures will mature on July 13, 2027 ("DI Debentures Maturity Date"); and (2) IPCA Debentures will mature on July 13, 2032 ("IPCA Debentures Maturity Date" and, together with the DI Debentures Maturity Date, the "Maturity Dates");

(h) **Bookkeeping Agent**: The Debentures bookkeeping agent will be **Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda.**, financial institution located in the City of São Paulo, State of São Paulo, at Rua Gilberto Sabino, 215, suite 41, room 2, Pinheiros, CEP 05.425-020, enrolled with the CNPJ/ME under No. 22.610.500/0001-88 ("Bookkeeping Agent", such definition to include any other replacing institution thereof in respect of the provision of bookkeeping services relating to the Issuance and the Debentures);

(i) **Right of First Refusal**: There will be no right of first refusal to the current shareholders of the Company in respect of the Debentures' subscription;

(j) **Use of Proceeds:** The net resources obtained by the Company as a result of the payment of the Debentures shall be fully and exclusively allocated to its activities as a rural producer in agribusiness. For this purpose, such resources will be used in the terms of the Article 2, paragraph 4, item III, Normative Annex II of the CVM Rule No. 60, in investments, costs and expenses related to its chain of production and exploitation of animals in general (poultry, cattle, pigs, etc.), to be further described in the Indenture, pursuant to the terms of the Article 165 of the Brazilian Federal Revenue Normative Instruction No. 971, dated as November 13, 2009, as amended, paragraph 1 of Article 23 of the Brazilian Law No. 11,076 and Article 3, items I and II, and paragraphs 1, 2 and 9 of Normative Annex II of CVM Rule No. 60, as well as item III of paragraph 4 of Article 2 of Normative

Annex II of CVM Rule No. 60, in the form described in its corporate purpose and in the ordinary course of its business ("Use of Proceeds");

(k) **Linking to the Agribusiness Receivables Certificates:** The DI Debentures will be linked to the DI CRA, while IPCA Debentures will be linked to the IPCA CRA, and such CRAs will be distributed by means of the Restricted Offering, according to the CVM Rule No. 476 and CVM Rule No. 60;

(l) **Convertibility**: The Debentures shall be simple, non-convertible into shares of the Company;

(m) **Type, Form and Proof of Title:** The Debentures will be issued in nominative and book-entry form, without the issuance of any certificates. For all purposes of law, the ownership of the Debentures is alleged by the statement to be issued by the Bookkeeping Agent, demonstrating ownership of the Debentures by VERT according to Articles 63 and 34 of the Brazilian Corporate Law and by the Subscription Form (as defined in the Indenture);

(n) **Species**: The Debentures shall be unsecured, pursuant to Article 58, *caput*, of the Brazilian Corporate Law, with no security interest, guarantee or any segregation of assets of the Company as collateral in the benefit of the Debentures Holders in case of judicial or extrajudicial foreclosure of the Company´s duties arising of the Debentures and the Indenture and conferring no general or special privilege to the Debentures Holders;

(o) **Payment of Principal**: Subject to the acceleration and/or the early redemption provisions set forth in the Indenture, (1) the Nominal Value of the DI Debentures will be paid in one installment, on the DI Debentures Maturity Date; and (2) the Updated Nominal Value of the IPCA Debentures (as defined below) will be amortized in three (3) annual and consecutive installments, as shown in the table below:

Payment Dates	**Percentage of the Updated Nominal Value of IPCA Debentures to be**

	Paid
July 11, 2030	33,3333%
July 11, 2031	50,0000%
IPCA Debentures Maturity Date	100,0000%

(p) **Monetary Adjustment of the DI Debentures**: The Nominal Value of the DI Debentures will not be subject to monetary adjustment;

(q) **Monetary Adjustment of the IPCA Debentures**: The Nominal Value of the IPCA Debentures or the balance of the IPCA Debentures, as applicable, will be monetarily adjusted from the first Date of Subscription (as defined below) until its effective payment, by the cumulative variation of the *Índice de Preços ao Consumidor Amplo – IPCA*, determined and disclosed by the *Instituto Brasileiro de Geografia e Estatística – IBGE* ("IPCA" and "Monetary Adjustment of the IPCA Debentures", respectively) calculated *pro rata temporis* for Business Days, being the result of the Monetary Adjustment of the IPCA Debentures automatically incorporated to the Nominal Value of the IPCA Debentures or to the balance of the Nominal Value of the IPCA Debentures, as applicable ("Updated Nominal Value of the IPCA Debentures") according to the mathematical formula to be provided in the Indenture;

(r) **Interest of the DI Debentures**: The interest of the DI Debentures will be equivalent to one hundred percent (100%) of the accumulated variation of the average daily rates of the *Taxas DI – Depósitos Interfinanceiros* of one day, Over Extra-Group, expressed as a percentage per year, calculated and disclosed daily by B3 in the daily bulletin, available on its website (http://www.b3.com.br), plus a spread (surcharge) of one integer and twenty five hundredths percent (1.25%) per year, calculated exponentially and cumulatively *pro rata temporis* by elapsed Business Days, levied on the Nominal Value of the DI Debentures (or on the outstanding of the Nominal Value of the DI Debentures), since the first Date of Subscription of the DI Debentures, or the immediately preceding DI Debentures Interest Payment Date (as defined below) (inclusive) until and including the DI Debentures Interest Payment Date, the date of declaration of early maturity as a result of an early maturity event

or the date of an eventual optional early redemption, whichever occurs first, in accordance with the formula to be set forth in the Indenture ("Interest of the DI Debentures");

(s) **Interest of the IPCA Debentures**: The interest of the IPCA Debentures will be equivalent to a given percentage per year, basis 252 Business Days, to be defined on the date of the Bookbuilding Procedure and, in any case, equivalent to the higher final rate between (i) 0.80% per year, added exponentially by the internal return rate of the Brazilian treasury (Tesouro IPCA + com Semestrais (NTN-B)) with maturity on August 15, 2030, based on the indicative quotation published by ANBIMA in its website (http://www.anbima.com.br) relating the closing of the Business Day immediately preceding the date of the Bookbuilding Procedure or (ii) 6.48% per year, calculated exponentially and cumulatively *pro rata temporis*, per Business Days elapsed, levied on the Updated Nominal Value of the IPCA Debentures since the first Date of Subscription of the IPCA Debentures or since the last Interest Payment Date (as defined below) of the IPCA Debentures, as the case may be, until the IPCA Debentures Interest Payment Date in question, the early maturity payment date as a result of an early maturity event or the date of an eventual optional early redemption, whichever occurs first, according to the mathematical formula to be provided in the Indenture ("Interest of the IPCA Debentures");

(t) **Interest Payment**: Subject to the acceleration and/or early redemption provisions of the Debentures, the Interest of the DI Debentures and the Interest of the IPCA Debentures will be paid semiannually, always in the months of January and July, according to the dates below (each of such dates, a "Interest Payment Date"):

No. of the Installment	Interest Payment Dates of the DI Debentures
1	January 12, 2023
2	July 13, 2023
3	January 11, 2024
4	July 11, 2024
5	January 13, 2025

6	July 11, 2025
7	January 13, 2026
8	July 13, 2026
9	January 13, 2027
10	DI Debentures Maturity Date

No. of the Installment	Interest Payment Dates of the IPCA Debentures
1	January 12, 2023
2	July 13, 2023
3	January 11, 2024
4	July 11, 2024
5	January 13, 2025
6	July 11, 2025
7	January 13, 2026
8	July 13, 2026
9	January 13, 2027
10	July 13, 2027
11	January 13, 2028
12	July 13, 2028
13	January 11, 2029
14	July 12, 2029
15	January 11, 2030
16	July 11, 2030
17	January 13, 2031
18	July 11, 2031
19	January 13, 2032
20	IPCA Debentures Maturity Date

(u) **Form of Payment**: The Debentures will be paid up in cash, in national currency, for the price corresponding to the Payment Price for the CRA (*Preço de Integralização dos CRA*, as defined in the Securitization Deed), with may include premium or discount, less all expenses provided for in the Securitization Deed including, but not limited to, all expenses for carrying out the Restricted Offering and the constitution of the Expenditure Funds

(*Fundo de Despesas*, as provided for in the Securitization Deed) ("Payment Price of Debentures") within 1 (one) Business Day of the date of payment of the CRA after the receipt, by the Debenture Holder, of the resources arising from the payment of CRAs, through electronic transfer available or other means of payment permitted by the Bank Central do Brasil, in the Free Movement Account (*Conta de Livre Movimentação*) (as defined in the Securitization Deed), in favor of Company. Without prejudice to the term of 1 (one) Business Day from the payment of the CRAs to carry out the transfer of funds resources established herein, will be considered as the date of payment of the Debentures of each series the same date of payment of the CRA of the relevant series ("Date of Subscription);

(v) **Registration for Distribution and Placement**: The placement of the Debentures will be made privately, exclusively for the Debenture Holder, without the intermediation of any institutions, whether they are members of the securities distribution system or not, and will not have any form effort to sell to the general public. Debentures will not be registered for distribution in the primary market, trading in the secondary market, electronic custody or settlement in any organized market;

(w) **Scheduled Renegotiation**: The Debentures will not be subject to scheduled renegotiation;

(x) **Voluntary Extraordinary Amortization**: The Debentures will not be subject to voluntary extraordinary amortization;

(y) **Voluntary Early Redemption**: The Company may, at any time, in the event of being demanded to make a withholding, a deduction or a payment referring to the addition of taxes and/or fees under the terms of the Indenture, to perform the voluntary early redemption of the totality of the DI Debentures and/or the IPCA Debentures, with the consequent cancellation of such Debentures, by sending a direct communication to VERT, with a copy to the Fiduciary Agent of the CRA, under the terms of the Indenture, in advance minimum of 5 (five) Business Days from the date of redemption ("Voluntary Early Redemption due to Tax Event"). In addition, without prejudice to the amount provided for in sub-items 10 and 11 of the item "ff" below, the Company

may, at any time, provided that in the context of any corporate transaction with third parties not belonging to its economic group at the time of the event, announced to the market under the terms of the applicable legislation, in which it deems it appropriate or has the changing of its indebtedness profile, as attested by the Company by means of a declaration, to perform the voluntary early redemption of the totality of the DI Debentures and/or the IPCA Debentures, with the consequent cancellation of such Debentures, by sending a direct communication to VERT, with a copy to the Fiduciary Agent, pursuant to the Indenture, at least five (5) Business Days prior to the redemption date, to carry out the total early redemption of the DI Debentures and/or the IPCA Debentures ("Optional Early Redemption by Corporate Event"). Finally, the Company may, (1) as from the 24th (twenty-fourth) month (inclusive) after the Issuance Date, that is, as from July 13, 2024, inclusive, at its sole discretion, carry out the optional early redemption of the totality of the DI Debentures; and/or (2) as of and including the sixtieth (60th) month after the Issuance Date, that is, as of July 13, 2027, at its sole discretion, redeem early and optionally all of the IPCA Debentures, with the consequent cancellation of such Debentures, by sending a direct communication to VERT, with a copy to the Fiduciary Agent, under the terms of the Indenture, in advance minimum of 5 (five) Business Days from the date of redemption ("Voluntary Discretionary Early Redemption" and, when referred to together with the Voluntary Early Redemption due to Tax Event and the Voluntary Early Redemption by Corporate Event, "Voluntary Early Redemption")

(z) **Early Redemption Amount of the DI Debentures:** In the case of Voluntary Early Redemption due to Tax Event of the DI Debentures, the amount to be paid by the Company in relation to each of the DI Debentures will be equivalent to the Nominal Value (or its outstanding) of the DI Debentures, plus: **(1)** the Interest of DI Debentures, calculated, *pro rata temporis*, from the first Date of Subscription or the Interest Payment Date of the DI Debentures of the immediately preceding, as the case may be, until the effective redemption date (excluding); **(2)** late payment charges, if any; and **(3)** any pecuniary obligations and other additions related to the DI Debentures. In the case of DI Debentures Voluntary Early Redemption by Corporate Event and DI Debentures Discretionary Voluntary Early Redemption, the

amount to be paid by the Company in relation to each of the DI Debentures will be equivalent to the Nominal Value of the DI Debentures (or the balance of the Nominal Value of the DI Debentures, as the case may be) to be redeemed, plus **(1)** the Remuneration of the DI Debentures, calculated *pro rata temporis* from the first Date of Payment or the date of payment of the Remuneration of the previous DI Debentures, as the case may be, until the date of the effective total optional early redemption (exclusive) **(2)** of the Late Payment Charges (as defined below), if any; and **(3)** a premium calculated according to the formula to be set forth in the Indenture;

(aa) **Early Redemption Amount of the IPCA Debentures:** In the case of Voluntary Early Redemption due to Tax Event of the IPCA Debentures, the amount to be paid by the Company in relation to each of the IPCA Debentures will be equivalent to the Updated Nominal Value of the IPCA Debentures, plus: **(1)** the Interest of IPCA Debentures, calculated, *pro rata temporis*, from the first Date of Subscription or the Interest Payment Date of the IPCA Debentures of the immediately preceding, as the case may be, until the effective redemption date (excluding); **(2)** late payment charges, if any; and **(3)** any pecuniary obligations and other additions related to the IPCA Debentures. In the case of the Optional Early Redemption of the IPCA Debentures by Corporate Event and the Discretionary Optional Early Redemption of the IPCA Debentures, the amount to be paid by the Company in relation to each of the IPCA Debentures will be equivalent to the amount indicated in item (1) or item (2) below, the greater of the two: **(1)** Updated Nominal Value of the IPCA Debentures, plus: **(i.i)** the Interest of IPCA Debentures, calculated, *pro rata temporis*, from the first Date of Subscription of the IPCA Debentures or the Interest Payment Date of the IPCA Debentures of the immediately preceding, as the case may be, until the effective redemption date (excluding); **(i.ii)** late payment charges, if any; and **(i.iii)** any pecuniary obligations and other additions related to the IPCA Debentures; or **(2)** the present value of the remaining installments of the amortization payment of the Updated Nominal Value of the IPCA Debentures and the Interest of the IPCA Debentures, using the internal rate of return of the IPCA + Treasury with semiannual interest of an approximate duration equivalent to the remaining duration of the IPCA Debentures on the date of the Voluntary Early Redemption,

according to the indicative quotation disclosed by ANBIMA on its website (htttp: //www.anbima .com.br) determined on the Business Day immediately prior to the Voluntary Early Redemption of the IPCA Debentures, calculated according to the formula to be provided in the Indenture, and added to late payment charges, if any, to any pecuniary obligations and other additions related to the IPCA Debentures;

(bb) **Early Redemption Offer of Debentures**: The Company may, at any time, perform a total early redemption offer for DI Debentures and/or for IPCA Debentures, which may be carried out at the maximum frequency of 1 (one) each quarter, addressed to VERT and the Fiduciary Agent of the CRA, and VERT may or may not accept the redemption of the DI Debentures and/or of the IPCA Debentures held by it, in accordance with the statement of adhesion to the Early Redemption Offer by the CRA holders of the relevant series, in the form established in the Securitization Deed of the CRA ("Early Redemption Offer"). The amount proposed for the early redemption of the DI Debentures and/or of the IPCA Debentures, as applicable, shall cover the Nominal Value of the DI Debentures (or its outstanding, as applicable) and/or the Updated Nominal Value of the IPCA Debentures, as applicable, plus **(1)** the DI Debentures Interest and/or the IPCA Debentures Interest, calculated *pro rata temporis*, from the first Date of Subscription of or the last Interest Payment Date of the DI Debentures and/or the IPCA Debentures, as the case may be, until the date of early redemption, **(2)** in case of other taxes, arrears charges, fines, penalties and contractual and legal charges to be provided for in the Indenture or in the applicable legislation, calculated, calculated or incurred, as the case may be , up to the early redemption date, and **(3)** any early redemption premium offered by the Company, at its sole discretion;

(cc) **Fine and Late Charges**: If the Company fails to make any payments of any amounts due to VERT on the dates they are due under the terms of the Indenture, such payments due and unpaid will continue to be subject to any remuneration applicable thereon and will also be subject to the following late payment charges ("Late Payment Charges"): **(1)** conventional, irreducible and non-compensatory late payment penalty of 2% (two percent) on the amount due and unpaid; and **(2)** non-

compensatory late payment interest calculated at the rate of 1% (one percent) per month, *pro rata temporis*. The Late Payment Charges established herein will be levied on the amount due and unpaid from the effective breach of the respective obligation until the date of its effective payment, regardless of notice, notification or judicial or extrajudicial notice;

(dd) **Payment Location**: The payments to which are entitled (1) DI Debentures will be made by the Company by means of a credit in the DI Centralizing Account (as defined in the Securitization Deed) with, at least, 1 (one) Business Day in advance of payment dates of the DI CRA; (2) IPCA Debentures will be made by the Company by means of a credit in the IPCA Centralizing Account (as defined in the Securitization Deed) with, at least, 1 (one) Business Day in advance of payment dates of the IPCA CRA;

(ee) **Automatic Events of Default**: Subject to the provisions of the Indenture, the debt represented by the Indenture will be deemed to be overdue in advance and immediately payable, in the event of any of the events below (each one, an "Automatic Events of Default"): **(1)** default, by the Company, in the maturity and form due, of any monetary obligation, principal or accessory, established under the Indenture, not remedied within one business days counted from the date of the respective maturity; **(2)** **(i.i)** bankruptcy of the Company and/or of any of the Company´s Relevant Subsidiaries (as defined in the Indenture); **(i.ii)** request for bankruptcy, judicial or extrajudicial reorganization by the Company and/or by any of the Company´s Relevant Subsidiaries; **(i.iii)** request for bankruptcy of the Company and/or any of the Company´s Relevant Subsidiaries not suppressed within the legal term; or **(i.iv)** liquidation, dissolution, insolvency decree or extinction of the Company and/or any of the Company's Relevant Subsidiaries; **(3)** request, by the Company and/or by any of the Company´s Relevant Subsidiaries of an extrajudicial reorganization plan to any creditor or any class of creditors, independently of the judicial request or judicial confirmation of the plan, or, judicial request, by the Company and/or by any of the Company's Relevant Subsidiaries of a reorganization procedure, independently of the judicial approval of the reorganization proceeding or their award by the competent court; **(4)** in case of the Debentures are considered null, or declared null, invalid or ineffective by any law, decree,

rule act or any other legal expedient, regulatory or administrative, including any judicial decision; **(5)** Company´s corporate type transformation, as provided on Article 220 of Brazilian Corporate Law; **(6)** if the Company transfers or by any means assigns or commit to assigns its rights and duties arising of the Indenture, except if previously approved by the Debentures Holder, as approved by the CRA holders gathered in CRA holders meeting; **(7)** if the Company and/or any of the Company´s Relevant Subsidiaries try or practice any act to annul, revise, cancel or reject, judicial or extrajudicial, the Debentures, the Indenture, any document connected with the Issuance or any of its respective clauses; and **(8)** reduction of the Company´s share capital, except if observed the provisions of Article 174, Third Paragraph of the Brazilian Corporate Law;

(ff) **Non-Automatic Events of Default**: These are non-automatic events of default, in which VERT must convene, within the term to be provided for in the Indenture, a CRA holders meeting, as provided in the Securitization Deed, for the eventual non-declaration of early maturity of the obligations arising from the Indenture (each, a "Non-Automatic Event of Default" and, in together with the Automatic Events of Default, "Events of Default"): **(1)** default by the Company of any non-monetary obligations, not remedied within 15 (fifteen) days counted from the default date; **(2)** default, by the Company and/or by any of the Company´s Relevant Subsidiaries, of any monetary obligation arising out of any Financial Debt (as defined in the Indenture), not remedied in the respective cure period, as applicable, in the individual or aggregated amount equal or greater to US$150,000,00.00 (one hundred and fifty millions dollars) or its equivalent value in any other currency, except if the related default has its effects suspended in up to 2 (two) business days, counted from the default date, by virtue of **(i.i)** negotiation by the Company and/or by the Company´s Relevant Subsidiaries with its respective creditor (provided that demonstrated by the Company to VERT and the Fiduciary Agent of the CRA, within the timeframe established herein) or **(i.ii)** judicial or arbitral decisions; **(3)** commencement of enforcement proceedings and/or non-compliance of final sentence, against the Company and/or any of the Company´s Relevant Subsidiaries and/or non-compliance of any final judicial decision or final arbitration decision, with condemnatory nature, against the

Company and/or any of the Company´s Relevant Subsidiaries, in the term provided therein, except if **(i.i)** regarding any of the above events, the event in question involves individual or aggregate amount lower than US$150,000,000.00 (one hundred and fifty million dollars) or its equivalent value in any other currency; **(i.ii)** in case of an arbitral decision, the Company are requesting the judicial authority to declare its nullity as provided on articles 32 and 33 of Law No. 9,307 of September 23, 1996 and, connected with said request, the Company has obtained the suspension of the arbitral sentence effects; **(i.iii)** in case of a judicial decision, in the context of the foreclosure procedure, the Company has provided integral guarantee, as provided in the procedural laws in force, and such guarantee result in the suspension of said arbitral sentence effects; and **(i.iv)** in the case of enforcement proceedings, the Company has opposed them, with the provision of a guarantee, under the terms of the procedural law in force; **(4)** third parties judicial questioning of the Debentures, the CRA, the Indenture or the Securitization Deed; **(5)** no update, cancellation, revocation or suspension of licenses, authorizations, including those connected with the environment, that forbid Company´s exercise of its activities; **(6)** expropriation, confiscation or any other act of any government authority of any jurisdiction resulting in the loss, by the Company and/or by any of the Company´s Relevant Subsidiaries, of the property and/or of the direct or indirect property of assets or shares in the capital stock of the Company and/or of any of the Company´s Relevant Subsidiaries which holds fixed assets, in an amount equivalent to or greater than US$150,000,000.00 (one hundred and fifty million dollars), individually or in aggregate form, **(7)** conviction of the Company on second judicial instance, over corruption and acts harmful to the public administration and money laundering, including, but not limited to, Law no. 9.613, of March 3, 1998, Law No. No. 12,846, of August 1, 2013, as amended, on U.S Foreign Corrupt Practices Act of 1997 and on UK Bribery Act 2010, as applicable (together, "Anticorruption Laws"), except in connection with the cases already described on the Company´s Reference Form, Company´s Financial Statements and its Explanatory Notes, on the present date; **(8)** protest of titles against the Company and/or any of the Company´s Relevant Subsidiaries, in the individual or aggregate amount, equal or greater to US$150,000,000.00 (one hundred and fifty million dollars) or its equivalent amount on any other

currency, except if, as validly proved by the Company to VERT and the Fiduciary Agent of the CRA that **(i.i)** the protest was cancelled or suspended; **(i.ii)** guarantees were offered and accepted on court in an amount equivalent to the protested amount; or **(i.iii)** the protest was realized by an error, bad faith of third parties or was illegitimate; **(9)** payment by the Company of dividends and/or interest over share capital, except the obligatory dividends payments as provided on the Brazilian Corporate Law, in case of the Company´s obligations default as provided in the Indenture; **(10)** slip-up or spin-off, merger or incorporation of the Company (including share incorporation), or any other type of corporate restructuring evolving the Company and any of the Company´s Relevant Subsidiaries, except if **(i.i)** previously expressly approved by the Debentures Holder, as approved by the CRA holders gathered in CRA holders meeting; **(i.ii)** if the restructuring occurs under the Company economic group; or **(i.iii)** the Company (or its successor in the scope of the operations mentioned above) stays on the direct or indirect control, of the Company´s Relevant Subsidiaries; **(11)** if the Company ceases to have its shareholding control dispersed and starts to have, directly or indirectly, a Controlling Shareholder, except if the Reference Shareholder becomes the Controlling Shareholder. For purposes of the Indenture, (1) "Controlling Shareholder" means the individual or legal entity, or the group of persons linked by a voting agreement, or under common control, that: (i.i) holds partnership rights that permanently ensure it the absolute majority of the votes of the shareholders present at the general meeting and the power to elect the majority of the Company's managers; and (i. (ii) effectively uses its power to direct the corporate activities and guide the operation of the Company's bodies; and (2) "Reference Shareholder" means the individual or legal entity, or the group of persons linked by voting agreement, or under common control, which holds, on the Issue Date, shares of the Company representing more than thirty percent (30%) of the Company's capital stock; **(12)** on the date they were provided, the statements or guarantees provided by the Company in the Indenture prove to be unreal, incorrect, inconsistent, insufficient or imprecise, on these cases, under any relevant aspect; **(13)** use of the proceeds arising from the Issuance in a destination other than that defined in the Indenture; **(14)** if the Company uses the Debentures object of this Indenture as ballast for any

other type of financing operation; **(15)** if any disposition of the Indenture or the Securitization Deed be considered null, invalid or ineffective by any law, decree, rule act or any other legal or administrative acts, including any judicial decision; **(16)** transformation of Company´s social object that implies in the change of the principal activity of the Company; and **(17)** early maturity of any Financial Debts of the Company and/or of any of the Company´s Relevant Subsidiaries, not connected with the Debentures, in the individual or aggregate amount superior to the equivalent to US$150,000,000.00 (one hundred and fifty million dollars) or its corresponding amount in any other currency;

(gg) **Expenses Fund**: VERT, as the issuer of the CRA, will retain, on behalf of the Company, the payment resulting from the payment of the Debentures of each series, the amount equivalent to the amount necessary for the payment of the Expenses related to a period of 6 (six) months for the payment of expenses by VERT, as the issuer of the CRA of each series, within the scope of the Securitization Transaction (as defined in the Indenture), as provided in the Securitization Deed, and VERT must inform the Company every six months, from the Issuance Date, the amount necessary to pay the expenses related to the period of 6 (six) months immediately following, so that, if necessary, the Company deposits such amount in the relevant Centralizing Accounts (as defined in the Indenture), in accordance with the procedures and amounts to be provided for in the Indenture and in the Securitization Deed; and

(hh) **Further Characteristics**: The further characteristics of the Debentures and the Restricted Offering are described in the Indenture, in the Securitization Deed and on the other documents related to the Issuance and the Restricted Offering.

(ii) authorize the Company's officers (or its duly appointed attorneys-in-fact), to carry out any and all acts deemed necessary and/or convenient to perform all described on item (i) above, including, but not limited to, the execution of the Indenture (as described below), the placement agreement of the CRA (including the amendments), the subscription bulletin of the Debentures and of any and all amendment to the instruments referred to above, in addition to all other necessary documents to the Issuance and to the Restricted Offering, hiring and

remuneration of all of the services providers inherent to the execution of Issuance and the Restricted Offering; and

(iii) ratify any and all acts already performed by the Company´s officers in connection with the Issuance and the Restricted Offering related to items (i) and (ii) above.

6. **Documents Filed at the Company**: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company´s head office.

7. **Closure**: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, June 30, 2022.

____

Bruno Machado Ferla
Secretary